News Release

FOR IMMEDIATE RELEASE:

CONTACT: Sandra K. Vollman
Chief Financial Officer
U.S. Can Corporation
(630) 678-8000

U.S. CAN REPORTS FIRST QUARTER RESULTS

Lombard, IL, May 5, 2004 — U.S. Can reported that its net sales for its first quarter ended April 4, 2004 were $213.4 million compared to $198.9 million for the corresponding period of 2003, a 7.3% increase. The increase is primarily due to volume increases in the U.S. Aerosol, International, and Paint, Plastic & General Line business segments and the positive foreign currency impact on sales made in Europe, partially offset by sales decreases in the Custom & Specialty business segment.

For the first quarter, U.S. Can reported gross income of $22.4 million or 10.5% to sales, compared to $21.3 million or 10.7% to sales in 2003. The increase in first quarter 2004 gross income dollars over 2003 primarily relates to volume related efficiencies. The 2004 gross income percentage to sales was negatively impacted by increased raw material costs associated with steel surcharges and accelerated depreciation at May Verpackungen related to production lines to be idled in conjunction with the German food can business product line profitability review.

During the first quarter of 2004, the Company recorded a restructuring charge of $0.5 million related to position elimination costs in Europe. The position eliminations were part of an early retirement program in one European facility and headcount reductions associated with the German product line profitability review.

Selling, general and administrative expenses for the first quarter of 2004 were $10.0 million or 4.7% of sales compared to $9.7 million or 4.9% of sales in the first quarter of 2003.

First quarter 2004 interest expense was $12.7 million as compared to $13.1 million for the first quarter of 2003. The decrease in first quarter 2004 interest expense is primarily due to the expiration of the Company's interest rate protection agreements in the fourth quarter of 2003, partially offset by higher average interest rates due to the issuance of the 10 7/8% Senior Secured Notes in July 2003 and higher average borrowings.

Bank financing fees for the first quarter of 2004 were $1.4 million as compared to $1.0 million for the first quarter of 2003. The first quarter 2004 increase is due to the amortization of deferred financing costs related to the 10 7/8% Senior Secured Notes offering.

Income tax expense was $0.3 million for the first quarter of 2004 versus $0.6 million for the first quarter of 2003. During 2002, the Company recorded a valuation allowance as it could not conclude that it was "more likely than not" that all of the deferred tax assets of certain of its foreign operations will be realized in the foreseeable future. Accordingly, the Company did not record an income tax benefit related to first quarter 2004 and 2003 losses of those operations.

The net loss before preferred stock dividends was $2.5 million for the first quarter of 2004, compared to a net loss of $4.0 million for the first quarter of 2003.

Earnings before interest, taxes, depreciation, amortization, special charges relating to our restructurings and certain other charges and expenses, as defined under the terms of our Senior Secured Credit Facility ("Credit Facility EBITDA") was $22.0 million for the first quarter of 2004 and $20.0 million for the first quarter of 2003. The Company considers Credit Facility EBITDA to be a useful measure of its current financial performance and its ability to incur and service debt. In addition, Credit Facility EBITDA is a measure used to determine the Company's compliance with its Senior Secured Credit Facility. The most directly comparable GAAP financial measure to Credit Facility EBITDA is net loss from operations before preferred stock dividends. Below is a quantitative reconciliation of the net loss before preferred stock dividends to Credit Facility EBITDA.

	1st Quarter	
	2004	2003
	(in millions)	
Net Loss Before Preferred Stock Dividends	$ (2.5)	$ (4.0)
Plus: Income Tax Provision	0.3	0.6
Plus: Interest Expense	12.7	13.1
Plus: Bank Financing Fees	1.4	1.0
Plus: Depreciation and Amortization	9.8	8.1
Plus: Special Charges	0.5	1.0
Plus: Other Add-backs as Specified in Lending Agreement	(0.2)	0.2
Credit Facility EBITDA	$ 22.0	$ 20.0

At April 4, 2004, $42.1 million had been borrowed under the $110.0 million revolving loan portion of the Senior Secured Credit Facility. Letters of Credit of $12.7 million were also outstanding securing the Company's obligations under various insurance programs and other contractual agreements. In addition, the Company's reported cash balance was $5.6 million.

U.S. Can Corporation is a leading manufacturer of steel containers for personal care, household, automotive, paint and industrial products in the United States and Europe, as well as plastic containers in the United States and food cans in Europe.

Certain statements in this release constitute "forward-looking statements" within the meaning of the Federal securities laws. Such statements involve known and unknown risks and uncertainties which may cause the Company's actual results, performance or achievements to be materially different than future results, performance or achievements expressed or implied in this release. By way of example and not limitation and in no particular order, known risks and uncertainties include general economic and business conditions; the Company's substantial debt and ability to generate sufficient cash flows to service its debt; the Company's compliance with the financial covenants contained in its various debt agreements; changes in market conditions or product demand; the level of cost reduction achieved through restructuring and capital expenditure programs; changes in raw material costs and availability; downward selling price movements; currency and interest rate fluctuations; increases in the Company's leverage; the Company's ability to effectively integrate acquisitions; changes in the Company's business strategy or development plans; the timing and cost of plant closures; the success of new technology; and increases in the cost of compliance with laws and regulations, including environmental laws and regulations. In light of these and other risks and uncertainties, the inclusion of a forward-looking statement in this release should not be regarded as a representation by the Company that any future results, performance or achievements will be attained.

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http://www.uscanco.com

U.S. CAN CORPORATION
STATEMENT OF OPERATIONS
(Unaudited)
(Dollars in Thousands)

	For the Three Months Ended	
	April 4, 2004	March 30, 2003
Net Sales	$ 213,428	$ 198,890
Cost of Goods Sold	191,033	177,546
Gross Income	22,395	21,344
Selling, General and Administrative Expenses	9,997	9,676
Special Charges	522	1,030
Operating Income	11,876	10,638
Interest Expense	12,670	13,088
Bank Financing Fees	1,378	1,014
Loss From Operations Before Income Taxes	(2,172)	(3,464)
Income Taxes	326	573
Net Loss Before Preferred Stock Dividends	(2,498)	(4,037)
Preferred Stock Dividends	(3,824)	(3,246)
Net Loss	$ (6,322)	$ (7,283)

U.S. CAN CORPORATION
BALANCE SHEETS
AS OF APRIL 4, 2004 and DECEMBER 31, 2003
(Unaudited)
(Dollars in Thousands)

	April 4, 2004	December 31, 2003
ASSETS		
Current Assets	$ 217,254	$ 221,096
Property, Plant and Equipment	235,324	243,373
Noncurrent Assets	111,370	112,719
Total Assets	$ 563,948	$ 577,188
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities	$ 153,111	$ 161,506
Long-Term Debt	535,511	535,767
Long-Term Liabilities	79,024	78,865
Preferred Stock	150,779	146,954
Stockholders' Equity	(354,477)	(345,904)
Total Liabilities and Stockholders' Equity	$ 563,948	$ 577,188